April 27, 2021

VIA EDGAR ELECTRONIC FILING ONLY

United States Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporation Finance

Attn: Jane Park, Esq.

Re:	CannaPharmaRx, Inc. (the “Issuer”)
Post-Effective Amendment to Prospectus
Filed: April 21, 2021
File No.: 333-251016
Our File No.: CPMD.15

Dear Attorney Park:

On behalf of CannaPharmaRx, Inc. (the “Company”), we are hereby filing amendment number 3 to the post-effective amendment No. 1 to the Company’s registration statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission on April 21, 2021.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

Selling Security Holders, page 29

1.	We note from Exhibits 10.8 and 10.9 filed with the post-effective amendment that the shares sold to BHP Capital and Silverback Capital were issued under purchase agreements that were entered into after your original resale registration statement was declared effective. Please provide us with your analysis as to how the addition of the shares being offered for resale by these entities is not the registration of additional securities or revise to remove these securities from your post-effective amendment. Refer to Securities Act Rule 413 and, for additional guidance, to Question 210.01 of the Securities Act Rules Compliance and Disclosure Interpretations available on our website.

Brinen & Associates, LLC

April 27, 2021

Response: The section has been revised and BHP Capital and Silverback Capital have been removed from the compilation of Selling Security Holders.

Exhibits and Financial Statement Schedules, page II-4

2.	Please file an auditor's consent as an exhibit as required by Regulation S-K Item 601(b)(23).

Response: The auditor's consent has been restored as an exhibit as required by Regulation S-K Item 601(b)(23).

Please address any further questions or comments to the undersigned at the above-referenced telephone and e-mail address.

Thank you very much.

Should you have any questions, please do not hesitate to contact me at the New York office or via electronic mail at jbrinen@brinenlaw.com.

Yours truly,

Brinen & Associates, LLC

Joshua D. Brinen

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